SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

SAUER-DANFOSS INC.

(Name of Subject Company)

DANFOSS ACQUISITION, INC.

a wholly owned subsidiary of

DANFOSS A/S

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Anders Stahlschmidt
Vice President and General Counsel
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

with copies to:

William A. Groll
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225-2000

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$689,845,513.50	$94,094.93

*                                         The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), other than Shares owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (collectively, excluding the Company and its subsidiaries, the “Danfoss Group”), at a purchase price of $58.50 per Share, net to the seller in cash. As of February 25, 2013, there were 48,462,518 Shares issued and outstanding, of which 36,629,787 Shares are owned by the Danfoss Group and of which 40,500 Shares are restricted Shares that cannot be tendered in the offer. As a result, this calculation assumes the purchase of 11,792,231 Shares.

**                                  The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,094.93	Filing Party: Danfoss A/S, Danfoss Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 15, 2013

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☒                                  going-private transaction subject to Rule 13e-3.

☒                                  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 15, 2013 by Danfoss Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”).  The Schedule TO relates to the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), that are not already owned by Parent and its subsidiaries at a price of $58.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the conditions specified in the Offer to Purchase, dated March 15, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment No. 1 also constitutes an amendment to the Schedule 13D of Parent and the Purchaser, as previously amended.

The information in the Schedule TO is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1.  Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Schedule TO.

Item 11.  Additional Information

The paragraph following the caption “Certain Litigation” in “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following at the end of such paragraph:

“We refer to the putative class action captioned as Schacher v. Clausen et al., as the Schacher Action. On March 21, 2013, the plaintiff in the Schacher Action filed an amended complaint adding allegations, among other things, that the Company’s directors breached their fiduciary duties by failing to adequately disclose all material facts regarding the proposed transaction to the Company’s stockholders. The amended complaint named Parent as an additional defendant. The foregoing summary is qualified in its entirety by the full text of the amended complaint, a copy of which is filed as Exhibit (a)(5)(vi) to the Schedule TO, as amended, and is incorporated herein by reference.

On March 22, 2013, the plaintiff in the Schacher Action filed a motion for a preliminary injunction and expedited discovery.

Naparst Action

On March 21, 2013, a putative class action captioned Naparst v. Sauer-Danfoss Inc. et al., Case No. 8429, was filed in the Court of Chancery of the State of Delaware against the Company, its directors, the Purchaser and Parent, which we refer to as the Naparst Action. The complaint in the Naparst Action alleges that the Company’s directors breached their fiduciary duties in connection with the proposed transaction between the Company and Parent, that Parent breached duties purported to be owed to the Company’s public stockholders by virtue of its status as a controlling stockholder, and that Parent and the Purchaser aided and abetted the alleged breaches of fiduciary duty by the Company’s directors. The Naparst Action further alleges that the Offer Price undervalues the Company, and that Parent acted to enrich itself at the expense of the Company’s public stockholders. The Naparst Action also alleges that the Company’s directors breached their fiduciary duties by failing to adequately disclose all material information necessary for the Company’s public stockholders to make an informed decision as to whether to tender their Shares in the Offer. Among other things, the Naparst Action seeks injunctive relief prohibiting consummation of the proposed transaction, or rescission (in the event the transaction has already been consummated), as well as damages and costs, including reasonable attorneys’ and experts’ fees. The foregoing summary is qualified in its entirety by the full text of the complaint, a copy of which is filed as Exhibit (a)(5)(vii) to the Schedule TO, as amended, and is incorporated herein by reference.

Steward Action

On March 22, 2013, a putative class action captioned Steward v. Sauer-Danfoss Inc. et al., Case No. 8430, was filed in the Court of Chancery of the State of Delaware against the Company, its directors, Parent and the Purchaser, which we refer to as the Steward Action.  The complaint in the Steward Action alleges that the Company’s directors breached their fiduciary duties by running a flawed sales process and agreeing to an Offer Price that inadequately values the Company. The Steward Action further alleges that Parent breached duties purported to be owed to the Company’s public stockholders by virtue of its status as a controlling stockholder.  The Steward Action also alleges that the Company’s directors breached their fiduciary duties by failing to adequately disclose all material information necessary for the Company’s public stockholders to make an informed decision as to whether to tender their Shares in the Offer.  Among other things, the Steward Action seeks injunctive relief prohibiting consummation of the proposed transaction, or rescission (in the event the transaction has already been consummated), as well as damages and costs, including reasonable attorneys’ and experts’ fees. The foregoing summary is qualified in its entirety by the full text of the complaint, a copy of which is filed as Exhibit (a)(5)(viii) to the Schedule TO, as amended, and is incorporated herein by reference.”

Item 12.  Exhibits

(a)(5)(vi)

Amended Complaint of C. David Schacher against Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc., Danfoss A/S and Sauer-Danfoss Inc., filed in the Court of Chancery in the State of Delaware, dated March 21, 2013.

(a)(5)(vii)

Complaint of Harold Naparst against Sauer-Danfoss Inc., Jorgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated March 21, 2013.

(a)(5)(viii)

Complaint of Jim Steward against Sauer-Danfoss Inc., Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Richard J. Freeland, Steven H. Wood, Danfoss A/S, and Danfoss Acquisition, Inc. dated March 22, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2013

DANFOSS A/S

By:	/s/ Niels B. Christiansen
Name:	Niels B. Christiansen
Title:	President & CEO

By:	/s/ Kim Fausing
Name:	Kim Fausing
Title:	Executive Vice President & COO

DANFOSS ACQUISITION, INC.

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	Vice President, Secretary & Treasurer

EXHIBIT INDEX

Item 12. Exhibits

Exhibit No.	Description

(a)(5)(vi)

Amended Complaint of C. David Schacher against Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc., Danfoss A/S and Sauer-Danfoss Inc., filed in the Court of Chancery in the State of Delaware, dated March 21, 2013.

(a)(5)(vii)

Complaint of Harold Naparst against Sauer-Danfoss Inc., Jorgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated March 21, 2013.

(a)(5)(viii)

Complaint of Jim Steward against Sauer-Danfoss Inc., Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Richard J. Freeland, Steven H. Wood, Danfoss A/S, and Danfoss Acquisition, Inc., dated March 22, 2013.